Exhibit 17.6

Norman P. Byers

7006 View Park Drive • Burke, Virginia 22015-4300

Cell: (703) 966-8467 • Tel: (703) 644-2794 • Fax: (703) 644-6822 • E-mail: nail72@aol.com

August 16, 2006

Via USPS and

Electronically

Ms. Therese Hathaway

Secretary

The Telos Corporation

19886 Ashburn Road

Ashburn, Virginia 20147-2358

I am formally notifying you of my immediate resignation as Proxy Chairman and Director of the Telos Corporation. Since joining the board on the 27th of January 1994, I have always striven to do my ultimate for the Company, all its shareholders and employees. Uppermost in my mind has been my fiduciary duties under Maryland law and to provide the oversight necessary to insure the Company’s compliance with all federal security laws. Unfortunately, on several recent occasions, other important participants in the corporate enterprise have done everything possible to obstruct or prevent the board of directors from taking those actions I believe are absolutely necessary and appropriate to insure good corporate governance and compliance. It has been made abundantly clear to me I will not be allowed to function effectively or independently as a fiduciary for the Department of Defense, the Company, all its stockholders and employees.

I am resigning “because of a disagreement with the registrant” on a matter “relating to the registrant’s operations, policies or practices.” Accordingly, Item 5.02 of the instructions to Form 8-K requires the Company to file a Form 8-K noting my resignation and to include a copy of this letter with that filing.

Sincerely,

Norman P. Byers

Cc:	John Porter
John Wood